Valley Forge Fund, Inc.
Minutes for 06/08/15
Board of Directors Meeting

o Insurance Renewals

▪ Board approved automatic renewals and Invoice amount after due consideration

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producercompensation or by calling 1-800-706-3102.



AIG Specialty Insurance Company
A capital stock company
(the "**Insurer**")
THIS INSURER IS NOT LICENSED IN THE STATE OF NEW YORK
AND IS NOT SUBJECT TO ITS SUPERVISION

Policy Number: *01-541-17-57*   Replacement of: *01-501-19-91*

INVESTMENT MANAGEMENT INSURANCE EDGE ℠

Professional and Management Liability Insurance

NOTICES: This policy provides claims-made coverage. Such coverage is generally limited to liability for **Claims** first made against **Insureds** during the **Policy Period** or, if applicable, the **Discovery Period**. Coverage under this policy is conditioned upon notice being timely provided to the **Insurer** as required (see the *Notice and Reporting* Clause of the policy for details). Covered **Defense Costs** and **Derivative Investigation Costs** shall reduce the **Limits of Liability** available to pay judgments or settlements, and shall be applied against the retention amount. The **Insurer** does not assume any duty to defend. Please read this policy carefully and review its coverage with your insurance agent or broker.

DECLARATIONS

Named Entity:	*VALLEY FORGE FUND, INC.* which is a(n) ☐ **Investment Adviser** , or ☒ **Fund**
Named Entity Address:	*3741 Worthington Road* *Collegeville, PA 19426-3431*

Limit of Liability:	*$500,000*
Policy Period: From:	*August 22, 2015*
To:	*August 22, 2016*
Policy Premium:	*$5,919*
Discovery Premium:	*125* % of the **Full Annual Premium**
Passport:	This policy does not serve as a master Passport policy.

Insurer Address: 175 Water Street, 18th Floor New York, NY 10038

Claims Address: E-Mail: c-claim@AIG.com
Mail: AIG, Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

COVERAGE SUMMARY

	Insuring Agreement	Covered*	Sublimit of Liability	Retention**	Continuity Date
A.	Investment Adviser Professional Liability Coverage	*Not Covered*	*N/A*	*N/A*	*N/A*
B.	Fund Coverage	*Covered*	*$500,000*	*$25,000*	*August 22, 2012*
C.	Investment Adviser Management Liability Coverage	*Not Covered*	*N/A*	*N/A*	*N/A*
D.	Outside Entity Executive Coverage	*Not Covered*	*N/A*	*N/A*	The first date on which the **Executive** first served as an **Outside Entity Executive** of such **Outside Entity**.

* Only those Insuring Agreements designated as "Covered" in this column are afforded coverage by this policy.

** No Retention shall apply to (i) **Non-Indemnifiable Loss** , or (ii) **Derivative Investigation Costs** . If the **Organizations** fail or refuse to satisfy an applicable Retention, this policy shall advance the **Loss** of an **Insured Person** pursuant to the *Advancement* Clause in 3.A of the policy.

1433376

TRIA PREMIUM, TAXES AND SURCHARGES	
(a) TRIA Premium:	*N/A*

Coverage for Certified Acts of Terrorism Coverage under Terrorism Risk Insurance Act, as amended was rejected by Insured. A copy of the TRIA disclosure sent with the original quote is attached hereto.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

_____
PRESIDENT

_____
AUTHORIZED REPRESENTATIVE

_____
SECRETARY

THEODORE LIFTMAN INSURANCE, INC
101 FEDERAL STREET
BOSTON, MA 02110-3099

1433376

2

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE
(RIGHT TO PURCHASE COVERAGE)

You are hereby notified that under the Terrorism Risk Insurance Act, as amended, that you have a right to purchase insurance coverage for losses resulting from acts of terrorism. As defined in Section 102(1) of the Act: The term "act of terrorism" means any act or acts that are certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS AN EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 85% THROUGH 2015; 84% BEGINNING ON JANUARY 1, 2016; 83% BEGINNING ON JANUARY 1, 2017; 82% BEGINNING JANUARY 1, 2018; 81% BEGINNING JANUARY 1, 2019 and 80% BEGINNING ON JANUARY 1, 2020 OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS AMENDED, CONTAINS A $100 BILLION CAP THAT LIMITS U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS' LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

Insured Name: *VALLEY FORGE FUND, INC.*

Policy Number: *01-541-17-57*
Policy Period Effective Date From: *August 22, 2015*   To: *August 22, 2016*



INVESTMENT MANAGEMENT INSURANCE EDGE℠
PROFESSIONAL AND MANAGEMENT LIABILITY INSURANCE

Guide



In consideration of the payment of the premium, and each of their respective rights and obligations in this policy, the **Insureds** and the **Insurer** agree as follows:

1. INSURING AGREEMENTS

Subject to all terms, conditions and limitations of this policy, all coverage granted for **Loss** under those Insuring Agreements designated as covered in the Declarations is provided solely with respect to **Claims** first made against an **Insured** during the **Policy Period** or any applicable **Discovery Period** and reported to the **Insurer** as required by this policy and this policy shall pay as follows:

A. *Investment Adviser Professional Liability Coverage*

> **Loss** of an **Investment Adviser** or **Insured Person** that arises from any **Claim** made against such **Insured** for a **Wrongful Act** by or on behalf of such **Insured** in the performance of or failure to perform **Investment Advisory Services**.

B. *Fund Coverage*

> (1) *Insured Person Liability*
>
> > **Loss** of an **Insured Person** that no **Organization** has indemnified or paid, and that arises from any **Claim** made against such **Insured Person** (a) for any **Wrongful Act** of such **Insured Person** or (b) solely by reason of his or her status as such.
>
> (2) *Indemnification of Insured Person Liability*
>
> > **Loss** of a **Fund** that arises from any **Claim** made against an **Insured Person** (a) for any **Wrongful Act** of such **Insured Person** or (b) solely by reason of his or her status as such, but in each case only to the extent that such **Fund** has indemnified such **Loss** of, or paid such **Loss** on behalf of, the **Insured Person**.
>
> (3) *Fund Liability*
>
> > **Loss** of a **Fund**:
> >
> > (a) that arises from any **Claim** made against such **Fund** (i) for any **Wrongful Act** by or on behalf of such **Fund** or (ii) or any matter claimed against a **General Partner** solely by reason of its status as such;
> >
> > (b) incurred by such **Fund** as **Derivative Investigation Costs**, subject to a $250,000 aggregate sublimit of liability; or
> >
> > (c) incurred by such **Fund** or on its behalf by any **Executives** of the **Fund** (including through any special committee) as **Defense Costs** in seeking the dismissal of any **Derivative Suit** against an **Insured**.

C. *Investment Adviser Management Liability Coverage*

> (1) *Insured Person Liability*
>
> > **Loss** of an **Insured Person** that no **Organization** has indemnified or paid, and that arises from any **Claim** made against such **Insured Person** (a) for any **Wrongful Act** of such **Insured Person** or (b) solely by reason of his or her status as such.
>
> (2) *Indemnification of Insured Person Liability*
>
> > **Loss** of an **Investment Adviser** that arises from any **Claim** made against an **Insured Person** (a) for any **Wrongful Act** of such **Insured Person** or (b) solely by reason of his or her status as such, but in each case only to the extent that such **Investment Adviser** has indemnified such **Loss** of, or paid such **Loss** on behalf of, the **Insured Person**.



(3) *Investment Adviser Liability*

Loss of an **Investment Adviser**:

(a) that arises from any **Claim** made against such **Investment Adviser** for a **Wrongful Act** by such **Investment Adviser**;

(b) incurred by such **Investment Adviser** as **Derivative Investigation Costs**, subject to a $250,000 aggregate sublimit of liability; or

(c) incurred by such **Investment Adviser** or on its behalf by any **Executives** of the **Investment Adviser** (including through any special committee) as **Defense Costs** in seeking the dismissal of any **Derivative Suit** against an **Insured**.

D. *Outside Entity Executive Coverage*

Loss of an **Outside Entity Executive** that no **Organization** has indemnified or paid, and that arises from a **Claim** made against such **Outside Entity Executive** (a) for any **Wrongful Act** of such **Outside Entity Executive** or (b) solely by reason of his or her status as such.

2. EXTENSIONS

A. *Personal Reputation Crisis Coverage*

Solely with respect to an **Insured Person** who is an **Executive**, **Loss** shall also mean **Personal Reputation Expenses**, provided that such **Personal Reputation Expenses** arise out of a **Claim** and subject to a $100,000 per **Executive** and a $500,000 aggregate sublimit of liability.

B. *First Dollar E-Discovery Consultant Services*

No Retention shall apply to the first $25,000 in **Defense Costs** incurred as **E-Discovery Consultant Services** for the first **Claim** for which coverage is sought under this *First Dollar E-Discovery Consultant Services* Clause.

C. *Worldwide & Cross-Border*

Worldwide Territory	The coverage afforded by this policy shall apply anywhere in the world.
Global Liberalization	For **Loss** from that portion of any **Claim** maintained in a **Foreign Jurisdiction** or to which the law of a **Foreign Jurisdiction** is applied, the **Insurer** shall apply the terms and conditions of this policy as amended to include those of the **Foreign Policy** in the **Foreign Jurisdiction** that are more favorable to **Insureds** in the **Foreign Jurisdiction**. This *Global Liberalization* Clause shall not apply to any provision of any policy that has worldwide effect, including but not limited to any provision addressing limits of liability (primary, excess or sublimits), retentions, other insurance, non-renewal, duty to defend, defense within or without limits, taxes, conformance to law or excess liability coverage, any claims made provisions, and any endorsement to this policy that excludes or limits coverage for specific events or litigation or that specifically states that it will have worldwide effect.



Passport Master Policy Program	If the Passport option box has been checked on the Declarations, then this policy shall act as a master policy and the coverage afforded by this policy shall be provided in conjunction with the Passport foreign underlyer policy issued in each jurisdiction selected by the **Named Entity**. The specific structure of the coverage provided by this master policy in conjunction with each Passport foreign underlyer policy is set forth in the Passport Structure Appendix attached to this policy.

3. PROTECTIONS WHEN INDEMNIFICATION IS UNAVAILABLE

A. *Advancement*

If for any reason (including but not limited to insolvency) an **Organization** (and a **Portfolio Entity**, if applicable) fails or refuses to advance, pay or indemnify covered **Loss** of an **Insured Person** (other than an **Outside Entity Executive**) within the applicable Retention, if any, then the **Insurer** shall advance such amounts on behalf of the **Insured Person** until either (1) an **Organization** (and a **Portfolio Entity**, if applicable) has agreed to make such payments, or (2) the Retention has been satisfied. In no event shall any such advancement by the **Insurer** relieve any **Organization** or any **Portfolio Entity** of any duty it may have to provide advancement, payment or indemnification to any **Insured Person**.

Advancement, payment or indemnification of an **Insured Person** by an **Organization** or a **Portfolio Entity** is deemed "failed" if it has been requested by an **Insured Person** in writing and has not been provided by, agreed to be provided by or acknowledged as an obligation by an **Organization** or a **Portfolio Entity** within sixty (60) days of such request; and advancement, payment or indemnification by an **Organization** is deemed "refused" if such **Organization** gives a written notice of the refusal to the **Insured Person**. Advancement, payment or indemnification of an **Insured Person** by an **Organization** or a **Portfolio Entity** shall only be deemed "failed" or "refused" to the extent such advancement, payment or indemnification is not provided, or agreed to be provided, or acknowledged by and collectible from an **Organization** or a **Portfolio Entity**. Any payment or advancement by the **Insurer** within an applicable Retention shall apply towards the exhaustion of the **Limits of Liability**.

B. *Order of Payments*

In the event of **Loss** arising from any covered **Claim** for which payment is due under the provisions of this policy, the **Insurer** shall in all events:

(1) First, pay all **Loss** covered under Insuring Agreements B(1) and C(1), *Insured Person Liability*; and

(2) Then, only after payment of **Loss** has been made pursuant to subparagraph (1) above and to the extent that any amount of the **Limit of Liability** shall remain available, at the written request of the chief executive officer of the **Named Entity**, either pay or withhold payment of **Loss** covered under any other Insuring Agreement in the policy.

In the event the **Insurer** withholds payment pursuant to subparagraph (2) above, then the **Insurer** shall, at such time and in such manner as shall be set forth in instructions of the chief executive officer of the **Named Entity**, remit such payment to an **Organization** or directly to or on behalf of an **Insured Person**.

108282 (3/11)   3



C. Bankruptcy and Insolvency

Bankruptcy or insolvency of any **Organization** or any **Insured Person** shall not relieve the **Insurer** of any of its obligations under this policy.

In such event, the **Insurer** and each **Organization** and **Insured Person** agree to cooperate in any efforts by the **Insurer** or any **Organization** or **Insured Person** to obtain relief for the benefit of the **Insured Persons** from any stay or injunction applicable to the distribution of the policy proceeds.

4. EXCLUSIONS

A. Exclusions

The **Insurer** shall not be liable to make any payment for **Loss** in connection with any **Claim**:

(1)	*Conduct*	arising out of, based upon or attributable to any:
		(a) remuneration, profit or other advantage to which the **Insured** was not legally entitled; or
		(b) deliberate criminal or deliberate fraudulent act or omission, or any intentional or knowing violation of the law by the **Insured**;
		if established by any final, non-appealable adjudication in any underlying proceeding;
		provided, however:
		(i) Conduct Exclusion (a), above, shall not apply in a **Claim** alleging violations of Section 11, 12 or 15 of the Securities Act of 1933, as amended, to the portion of any **Loss** attributable to such violations; and
		(ii) with respect to Conduct Exclusion (b), for acts or omissions which are treated as a criminal violation in a **Foreign Jurisdiction** that are not treated as a criminal violation in the United States of America, the imposition of a criminal fine or other criminal sanction in such **Foreign Jurisdiction** will not, by itself, be conclusive proof that a deliberate criminal or deliberate fraudulent act occurred;
(2)	*Pending & Prior Litigation*	alleging, arising out of, based upon or attributable to, as of the **Continuity Date**, any pending or prior (a) litigation, or (b) administrative or regulatory proceeding or investigation of which any **Insured** had notice; or alleging or derived from the same or essentially the same facts as alleged in such pending or prior litigation or administrative or regulatory proceeding or investigation;
(3)	*Personal Injury*	for emotional distress or mental anguish of any person, or for injury from libel, slander, defamation or disparagement, or a violation of a person's right of privacy; provided, however, this exclusion shall not apply to any **Claim** brought by a customer or client of an **Investment Adviser** for emotional distress, mental anguish, libel, or slander arising solely from the performance of or failure to perform **Investment Advisory Services**;



(4)	*Bodily Injury & Property Damage*	for bodily injury (other than emotional distress or mental anguish), sickness, disease, or death of any person, or damage to or destruction of any tangible property, including the loss of use thereof; provided, however, this exclusion shall not apply to **UK Corporate Manslaughter Act Defense Costs** ;
(5)	*Pollution*	for any actual or alleged (a) presence of **Pollutants**, (b) actual or threatened discharge, dispersal, release or escape of **Pollutants**, or (c) direction or request to test for, monitor, clean up, remove, contain, treat, detoxify or neutralize **Pollutants**, or in any way respond to or assess the effects of **Pollutants**; provided, however, this exclusion shall not apply to any **Non-Indemnifiable Loss** , other than **Cleanup Costs;**
(6)	*ERISA*	solely with respect to any plan of which an **Organization** is the plan sponsor, for any violation of responsibilities, obligations or duties imposed by the Employee Retirement Income Security Act of 1974 (ERISA), as amended, or any similar provisions of any state, local or foreign statutory or common law;
(7)	*Employment Liability*	(a) for violation(s) of any of the responsibilities, obligations or duties imposed by the Fair Labor Standards Act (except the Equal Pay Act), the National Labor Relations Act, the Worker Adjustment and Retraining Notification Act, the Consolidated Omnibus Budget Reconciliation Act, the Occupational Safety and Health Act, any rules or regulations of the foregoing promulgated thereunder, and amendments thereto or any similar federal, state, local or foreign statutory law or common law; or (b) alleging, arising out of, based upon, or attributable to the employment of any individual or any employment practice, including but not limited to, wrongful dismissal, discharge or termination, discrimination, harassment, retaliation or other employment-related claim, whether alleged to be committed against an **Insured Person** or anyone other than an **Insured Person** or applicant for employment with an **Organization** or an **Outside Entity;**
(8)	*Entity or Individual v. Insured*	that is brought by or on behalf of: (a) any **Organization** or any **Insured Person**; or (b) any **Portfolio Entity** under **Management Control**, or any **Executive** thereof, that is **Directed** by an **Insured**; provided, however, this exclusion shall not apply to any **Claim**: (i) against an **Insured Person**, but solely as respects **Defense Costs** which constitute **Non-Indemnifiable Loss** incurred by such **Insured Person** in defending such **Claim**; (ii) brought on behalf of any **Organization** that is the subject of a bankruptcy case (or the equivalent in a **Foreign Jurisdiction**), unless the **Claim** is **Directed** by any **Organization**, the resulting debtor-in-possession of the debtor **Organization** or any **Executive** of the foregoing;



<table>
<tr><td></td><td></td><td>

(iii) brought by an **Insured Person** in the form of a cross-claim or third-party claim for contribution or indemnity which is part of, and results directly from, a **Claim** that is covered by this policy;

(iv) that is a **Derivative Suit** and is not **Directed** by any **Insured**;

(v) brought by a **Fund** where failure to bring or maintain such **Claim** would be a breach of a fiduciary duty owed by any **Insured** to such **Fund** or investors in such **Fund**;

(vi) brought against an **Independent Director** or against a **Fund** so long as at least one **Independent Director** remains a co-defendant in such **Claim**;

(vii) brought or maintained by or on behalf of any **Executive** of any **Organization** or **Outside Entity Executive** of a **Portfolio Entity**:

(1) if such **Executive** has not served as an **Executive** of, or a consultant for, an **Organization** or **Portfolio Entity** for at least two (2) years prior to such **Claim** being first made;

(2) if such **Claim** is brought and maintained outside the United States of America, Canada or any other common law country (including any territories thereof);

(3) if such **Executive** is expressly required by statute, rule or regulation to bring such **Claim**, whether or not falling within protected "whistleblower" activity; or

(4) if such **Claim** is brought by an **Advisory Board Member** of a **Fund** who is not employed by, or a director of, an **Investment Adviser**, against **any Investment Adviser**; or

(viii) brought by or on behalf of an **Employee** of an **Organization**, but solely in his or her capacity as a customer or client;
</td></tr>
<tr><td>(9)</td><td>*Underwriter, Broker or Dealer*</td><td>alleging, arising out of, based upon or attributable to any **Insured's** activities as an Underwriter, Broker or Dealer as those terms are defined respectively in Section 2(11) of the Securities Act of 1933 (as amended) and Sections 3(a)(4) and 3(a)(5) of the Securities Exchange Act of 1934 (as amended);</td></tr>
<tr><td>(10)</td><td>*Investment Banking*</td><td>arising out of the actual or alleged rendering or failing to render advice or other services to customers or clients (other than a **Portfolio Entity**) of any **Insured** in connection with any merger, acquisition, restructuring or divestiture; provided, however, this exclusion shall not apply to coverage for an **Insured's** activities of managing investment portfolios or giving of financial advice or investment management services relating to or in connection with investing in securities of entities which are involved in mergers, acquisitions, restructurings or divestitures, as long as such **Insured** is not providing services in any manner whatsoever to or on behalf of any entity involved in such merger, acquisition, restructuring or divestiture transactions;</td></tr>
</table>



(11)	*Insider Trading*	for any actual or alleged use by any **Insured** of, or the aiding or abetting by any **Insured** in the use of, or participating after the fact by any **Insured** in the use of non-public information in a manner prohibited by the laws of the United States, including, but not limited to, the Insider Trading and Securities Fraud Enforcement Act of 1988 (as amended), Section 10(b) of the Securities Exchange Act of 1934 (as amended) and Rule 10b-5 thereunder, any state, commonwealth, territory or subdivision thereof, or the laws of any other jurisdiction, or any rules or regulations promulgated under any of the foregoing;
(12)	*Inability to Pay*	for the inability to make payment by any bank or banking firm or any broker or dealer in securities or commodities or selection of such; provided, however, this exclusion shall not apply to **Defense Costs**;
(13)	*Contract*	solely with respect to an **Organization**, alleging, arising out of, based upon or attributable to any contract or agreement (other than the organizational documents of any **Organization**), including but not limited to any agreement to pay liquidated damages, setoffs or amounts assumed in the form of a hold harmless or indemnity agreement; provided, however, this exclusion shall not apply to: (a) the obligation to perform **Investment Advisory Services**; or (b) liability an **Organization** would have in absence of such contract, including without limitation, the obligation to conform **Investment Advisory Services** to any implied or statutory standards of care;
(14)	*Intellectual Property*	solely with respect to an **Organization** under *Investment Adviser Management Liability Coverage,* alleging, arising out of, based upon or attributable to any actual or alleged plagiarism, misappropriation, infringement or violations of copyright, patent, trademark, trade secrets or any other intellectual property rights; or
(15)	*Professional Services*	solely with respect to *Investment Adviser Management Liability Coverage*, for the performance of or failure to perform **Investment Advisory Services** or any other professional service to a customer or a client of an **Insured**.

B. Severability

In determining the applicability of Conduct Exclusions (a) or (b), the facts pertaining to and knowledge possessed by (i) any **Insured Person** under this policy shall not be imputed to any other **Insured Person**; and (ii) solely with respect to Insuring Agreements B(3) and C(3), any chief executive officer, chief financial officer or general counsel (or equivalent position) of an **Organization** shall be imputed to such **Organization**.

5. RETENTION

No Retention is applicable to (i) **Non-Indemnifiable Loss**, or (ii) **Derivative Investigation Costs**.

Except as provided above and in the *First Dollar E-Discovery Consultant Services Extension*, for each **Claim**, the **Insurer** shall only be liable for the amount of covered **Loss** arising from such **Claim** which is in excess of the applicable Retention set forth on the Declarations or in any endorsement to this policy. Amounts within the Retention shall remain **uninsured.**

108282 (3/11)　　　　　　　　　　7



A single Retention shall apply to **Loss** arising from all **Related Claims**. In the event a **Claim** triggers more than one Retention, then, as to such **Claim**, the highest of such Retentions shall be deemed the Retention applicable to **Loss** arising from such **Claim** unless this policy expressly provides otherwise.

6. LIMITS OF LIABILITY

The **Limit of Liability** stated in the Declarations is the aggregate limit of the **Insurer's** liability for all **Loss** (including **Defense Costs**) under this policy. The **Limit of Liability** and all sublimits of liability are collectively referred to in this policy as the **"Limits of Liability**."

Each aggregate sublimit of liability in this policy is the maximum limit of the **Insurer's** liability for all **Loss** under this policy that is subject to that aggregate sublimit of liability. Each per **Executive** sublimit of liability in this policy is the maximum limit of the **Insurer's** liability for all **Loss** of each **Executive** under this policy that is subject to that per **Executive** sublimit of liability. All sublimits of liability shall be part of, and not in addition to, the **Limit of Liability**. Each per **Executive** sublimit of liability shall be part of, and not in addition to, its corresponding aggregate sublimit of liability.

The **Limits of Liability** for the **Discovery Period** shall be part of, and not in addition to, the **Limits of Liability** for the **Policy Period**. Further, all **Related Claims** that are considered made or received during the **Policy Period** or **Discovery Period** pursuant to subparagraph (b) or (c) of Clause 7. *Notice and Reporting*, shall also be subject to the applicable **Limits of Liability** set forth in this policy.

Defense Costs are not payable by the **Insurer** in addition to the **Limits of Liability**. **Defense Costs** are part of **Loss** and as such are subject to the **Limits of Liability** for **Loss**.

7. NOTICE AND REPORTING

Notice hereunder shall be given in writing to the **Insurer** at the **Claims Address** indicated in the Declarations. If mailed or transmitted by electronic mail, the date of such mailing or transmission shall constitute the date that such notice was given and proof of mailing or transmission shall be sufficient proof of notice.

(a)	*Reporting a Claim*	An **Organization** or an **Insured** shall, as a condition precedent to the obligations of the **Insurer** under this policy, notify the **Insurer** in writing of a **Claim** made against an **Insured** as soon as practicable after the risk manager, general counsel or chairman of the board (or equivalent position) of an **Organization** first becomes aware of the **Claim**. In all events, notification must be provided no later than sixty (60) days after the end of the **Policy Period** or the **Discovery Period** (if applicable).
(b)	*Relation Back to the First Reported Claim*	Solely for the purpose of establishing whether any subsequent **Related Claim** was first made during the **Policy Period** or **Discovery Period** (if applicable), if during any such period a **Claim** was first made and reported in accordance with Clause 7(a) above, then any **Related Claim** that is subsequently made against an **Insured** and that is reported in accordance with Clause 7(a) above shall be deemed to have been first made at the time that such previously reported **Claim** was first made.



		With respect to any subsequent **Related Claim**, this policy shall not cover **Loss** incurred before such subsequent **Related Claim** is actually made against an **Insured.**
		Claims actually first made or deemed first made prior to the inception date of this policy and **Claims** arising out of any circumstances of which notice has been given under any management liability or professional liability insurance policy in force prior to the inception date of this policy are not covered under this policy.
(c)	*Relation Back to Reported Circumstances Which May Give Rise to a Claim*	If during the **Policy Period** or **Discovery Period** (if applicable) an **Organization** or an **Insured Person** becomes aware of and notifies the **Insurer** in writing of circumstances that may give rise to a **Claim** being made against an **Insured** and provides details as required below, then any **Claim** that is subsequently made against an **Insured** that arises from such circumstances and that is reported in accordance with Clause 7(a) above shall be deemed to have been first made at the time of the notification of circumstances for the purpose of establishing whether such subsequent **Claim** was first made during the **Policy Period** or during the **Discovery Period** (if applicable). Coverage for **Loss** arising from any such subsequent **Claim** shall only apply to **Loss** incurred after that subsequent **Claim** is actually made against an **Insured**. In order to be effective, notification of circumstances must specify the facts, circumstances, nature of the alleged **Wrongful Act** anticipated and reasons for anticipating such **Claim**, with full particulars as to dates, persons and entities involved; however, notification that includes a copy of an agreement to toll a statute of limitations shall be presumed sufficiently specific as to the potential **Claims** described within that agreement.

8. DISCOVERY

The **Discovery Period** as described below is not cancellable and any additional premium charged is non-refundable in whole or in part. This *Discovery* Clause shall not apply to any cancellation resulting from non-payment of premium. The rights contained in this *Discovery* Clause shall terminate unless written notice by any **Insured** of election of a **Discovery Period**, together with the additional premium due, is received by the **Insurer** no later than thirty (30) days subsequent to the effective date of the cancellation, nonrenewal or **Transaction**.

Bilateral Discovery Options	Except as indicated below, if the **Named Entity** shall cancel or the **Named Entity** or the **Insurer** shall refuse to renew or replace this policy, the **Insureds** shall have the right to a period of one year following the effective date of such cancellation or nonrenewal (the "**Discovery Period**"), upon payment of the **Discovery Premium** described in the Declarations, in which to give to the **Insurer** written notice pursuant to Clause 7(a) and Clause 7(c) of the policy of: (a) **Claims** first made against an **Insured**; and (b) circumstances of which an **Organization** or an **Insured** shall become aware, in any such case, during said **Discovery Period** and solely with respect to a **Wrongful Act** that occurs prior to the end of the **Policy Period**.



Transaction Option	In the event of a **Transaction**, the **Named Entity** shall have the right to request an offer from the **Insurer** of a **Discovery Period** (with respect to **Wrongful Acts** occurring prior to the effective time of the **Transaction**). The **Insurer** shall offer such **Discovery Period** pursuant to such terms, conditions, exclusions and additional premium as the **Insurer** may reasonably decide. In the event of a **Transaction**, the right to a **Discovery Period** shall not otherwise exist except as indicated in this paragraph.

9. DEFENSE AND SETTLEMENT

A. For Claims

(1)	*No Duty to Defend or Investigate*	The **Insureds** shall defend and contest any **Claim** made against them. The **Insurer** does not assume any duty to defend or investigate. The **Insured(s)** shall have the right to select its or their own legal counsel, subject to the **Insurer's** prior (i) approval to retain such legal counsel, and (ii) determination as to the reasonableness of such legal counsel's rates, which approval and determination shall not be unreasonably withheld.
(2)	*Advancement and Repayment*	Once the **Insurer** has received written notice of a **Claim** under this policy, it shall advance, excess of any applicable Retention, covered **Defense Costs** on a current basis, but no later than ninety (90) days after the **Insurer** has received itemized bills for those **Defense Costs**. Such advance payments by the **Insurer** shall be repaid to the **Insurer** by each and every **Insured**, severally according to its, his or her respective interest, in the event and to the extent that any such **Insured** shall not be entitled under this policy to payment of such **Loss**.
(3)	*Claims Participation and Cooperation*	The **Insurer** shall have the right, but not the obligation, to fully and effectively associate with each and every **Insured** in the defense and prosecution of any **Claim** that involves, or appears reasonably likely to involve, the **Insurer**, including, but not limited to, negotiating a settlement. Each and every **Organization** and **Insured Person** shall give the **Insurer** full cooperation and such information as it may reasonably require.

The failure of any **Insured Person** to give the **Insurer** cooperation and information as required in the preceding paragraph shall not impair the rights of any other **Insured Person** under this policy.

The **Insureds** shall not admit or assume any liability, enter into any settlement agreement, stipulate to any judgment or incur any **Defense Costs**, without the prior written consent of the **Insurer**, which consent shall not be unreasonably withheld. |
| (4) | *Full Settlement Within Retention/ Consent Waived* | If all **Insured** defendants are able to dispose of all **Claims** that are subject to one Retention (inclusive of **Defense Costs**) for an amount not exceeding the Retention, then the **Insurer's** consent shall not be required for such disposition. The **Insured** shall provide prompt notice to the **Insurer** of such disposition and provide any information in connection therewith as may be requested by the **Insurer**. |



(5)	*Applicability*	This *Defense and Settlement* Clause is not applicable to **Personal Reputation Expenses**. Nevertheless, the **Insurer** does not under this policy assume the duty to defend.

B. Pre-Approved E-Consultant Firms

The list of pre-approved e-discovery consulting firms ("**E-Consultant Firms**") is accessible through the online directory at http://www.aig.com/us/panelcounseldirectory under the "e-Consultant Panel Members" link. The list provides the **Insureds** with a choice of firms from which a selection of an **E-Consultant Firm** shall be made. Any **E-Consultant Firm** may be hired by an **Insured** to perform **E-Discovery Consultant Services** without further approval by the **Insurer**.

C. Allocation

In connection with any **Claim** either (i) made both against **Insureds** covered by this policy for such **Claim** and parties not covered by this policy for such **Claim**, or (ii) alleging matters that are both covered and uncovered under the terms and conditions of this policy, the **Insureds** and the **Insurer** agree to use their best efforts to determine a fair and proper allocation of the amounts to be covered as **Loss** under this policy, taking into account the relative legal and financial exposures, and the relative benefits obtained by such **Insureds** and such uncovered parties. In the event that a determination as to the amount of **Defense Costs** to be advanced under this policy cannot be agreed to, then the **Insurer** shall advance **Defense Costs** excess of any applicable Retention which the **Insurer** states to be fair and proper until a different amount shall be agreed upon or determined pursuant to the provisions of this policy and applicable law.

10.   CHANGES TO INSUREDS

A. Transactions

In the event of a **Transaction** during the **Policy Period**, this policy shall continue in full force and effect as to **Wrongful Acts** occurring prior to the effective time of the **Transaction**, but there shall be no coverage afforded by any provision of this policy for any **Wrongful Act** alleged to have occurred after the effective time of the **Transaction**. This policy may not be cancelled after the effective time of the **Transaction** and no portion of the premium paid for this policy shall be refundable. The **Named Entity** shall also have the right to an offer by the **Insurer** of a **Discovery Period** described in the *Transaction Option* paragraph of Clause 8. *Discovery*.

The **Named Entity** shall give the **Insurer** written notice of the **Transaction** as soon as practicable, but not later than ninety (90) days after the effective date of the **Transaction**.

B. Investment Adviser Additions

In addition to the definition of "**Investment Adviser**" in Clause 13. *Definitions*, "**Investment Adviser**" also means any **Private Entity** (other than a **Portfolio Entity**) first under **Management Control** during the **Policy Period** that is an investment adviser registered as such with the SEC pursuant to the Investment Advisers Act of 1940. If such **Investment Adviser's** assets under management or gross revenues amount to 35% or more of the consolidated assets under management or gross annual revenues of each and every **Investment Adviser** as of the inception date of this policy (a "**Significant Investment Adviser Addition**"), then such **Significant Investment Adviser Addition** shall cease to be an "**Investment Adviser**" hereunder upon the earlier of (1) sixty (60) days from the first date of **Management Control** of such entity, and (2) the end of the **Policy Period** (hereinafter "**Auto-Insured Period**").



The **Insurer** shall extend coverage for any **Significant Investment Adviser Addition** (and any **Insured Person** thereof) beyond its respective **Auto-Insured Period** if, during such **Auto-Insured Period**, the **Named Entity** shall have provided the **Insurer** with full particulars of such **Significant Investment Adviser Addition** and agreed to, and paid when due, any additional premium and agreed to any amendment of the provisions of this policy required by the **Insurer** relating to such **Significant Investment Adviser Addition** .

In all events, the **Named Entity** or any other **Insured** shall report each new **Investment Adviser** to the **Insurer**, in writing, prior to the end of the **Policy Period**.

C. Fund Additions

In addition to the definition of **"Fund"** in Clause 13. *Definitions*, **"Fund"** also means any:

(1) investment company formed by an **Investment Adviser** during the **Policy Period** once such vehicle is registered pursuant to the Investment Company Act of 1940;

(2) portfolio or series of an existing **Fund** formed during the **Policy Period** once such portfolio or series is registered pursuant to the Investment Company Act of 1940; and

(3) pooled investment vehicle formed by an **Investment Adviser** during the **Policy Period** with the same or similar investment strategy as an existing **Fund**;

In all events, the **Named Entity**, the **Investment Adviser** or any other **Insured** shall report each new **Fund** to the **Insurer**, in writing, prior to the end of the **Policy Period**.

D. Insured Changes

In all events, coverage as is afforded under this policy with respect to a **Claim** made against any **Organization** or any **Insured Person** shall only apply for **Wrongful Acts** committed or allegedly committed after the effective time that such entity became an **Organization** and such individual became an **Insured Person**, and prior to the effective time that such entity ceases to be an **Organization** or such individual ceases to be an **Insured Person**, except that if such entity and/or individual ceases to qualify as an **Insured** during the **Policy Period**, coverage with respect to such entity and such individual shall continue until termination of this policy, but only with respect to **Claims** for **Wrongful Acts** that occurred or are alleged to have occurred during the time that such entity was under **Management Control**. An entity ceases to be an **Organization** when it ceases to be under **Management Control** .

If during the **Policy Period** an individual ceases to qualify as an **Outside Entity Executive**, coverage under Insuring Agreement D of this policy shall continue with respect to such **Outside Entity Executive** in such capacity until termination of this policy, but only with respect to **Claims** for **Wrongful Acts** that occurred or are alleged to have occurred during the time that such **Outside Entity Executive** was acting in their capacity of an **Outside Entity Executive** .

11. APPLICATION AND UNDERWRITING

A. Application and Reliance

The **Insurer** has relied upon the accuracy and completeness of the statements, warranties and representations contained in the **Application**. All such statements, warranties and representations are the basis for this policy and are to be considered as incorporated into this policy.

B. Insured Person Coverage Non-Rescindable

Under no circumstances shall the coverage provided by this policy for **Loss** under Insuring Agreements (i) B(1) or C(1), *Insured Person Liability* or (ii) D, *Outside Entity Executive* Coverage, be deemed void, whether by rescission or otherwise, so long as the premium has been paid when due.



C. Severability of the Application

The **Application** shall be construed as a separate application for coverage by each **Insured Person**. With respect to the **Application**, no knowledge possessed by any **Organization** or any **Insured Person** shall be imputed to any other **Insured Person**.

If the statements, warranties and representations in the **Application** were not accurate and complete and materially affected either the acceptance of the risk or the hazard assumed by the **Insurer** under the policy, then the **Insurer** shall have the right to void coverage under this policy, *ab initio*, with respect to:

(1) **Loss** under Insuring Agreements B(2) or C(2), *Indemnification of Insured Person Liability*, for the indemnification of any **Insured Person** who knew, as of the inception date of the **Policy Period**, the facts that were not accurately and completely disclosed; and

(2) **Loss** under Insuring Agreements B(3), *Fund Liability*, or C(3), *Investment Adviser Liability*, if any **Insured Person** who is or was a chief executive officer or chief financial officer of the **Named Entity** knew, as of the inception date of the **Policy Period**, the facts that were not accurately and completely disclosed.

The foregoing applies even if the **Insured Person** did not know that such incomplete or inaccurate disclosure had been provided to the **Insurer** or included within the **Application**.

12. GENERAL TERMS AND CONDITIONS

A. Payments and Obligations of Organizations and Others

1. INDEMNIFICATION BY ORGANIZATIONS

The **Organizations** agree to indemnify all **Insured Persons** and/or advance **Defense Costs** to the fullest extent permitted by law. If the **Insurer** pays under this policy any indemnification or advancement owed to any **Insured Person** by any **Organization** within the applicable Retention, then that **Organization** shall reimburse the **Insurer** for such amounts and such amounts shall become immediately due and payable as a direct obligation of the **Organization** to the **Insurer**. The failure of an **Organization** to perform any of its obligations to indemnify the **Insured Persons** and/or advance **Defense Costs** under this policy shall not impair the rights of any **Insured Person** under this policy.

2. OTHER INSURANCE AND INDEMNIFICATION

Such insurance as is provided by this policy shall apply only as excess over any other valid and collectible insurance, unless such other insurance is specifically written as excess insurance over the **Limit of Liability** provided by this policy. This policy shall specifically be excess of any other valid and collectible insurance pursuant to which any other insurer has a duty to defend a **Claim** for which this policy may be obligated to pay **Loss**. Such insurance as is provided by this policy shall apply as primary to any personal "umbrella" excess liability insurance purchased by an **Insured Person**.

In the event of a **Claim** made against an **Outside Entity Executive,** coverage as is afforded by this policy, whether under Insuring Agreements B(2), C(2) or D, shall be specifically excess of: (a) any indemnification provided by an **Outside Entity;** and (b) any valid and collectible insurance coverage afforded to an **Outside Entity** or its **Executives** applicable to such **Claim**.



3. SUBROGATION

To the extent of any payment under this policy, the **Insurer** shall be subrogated to all **Insureds'** rights of recovery. Each **Organization** and each **Insured Person** shall execute all papers reasonably required and provide reasonable assistance and cooperation in securing or enabling the **Insurer** to exercise subrogation rights or any other rights, directly or in the name of the **Organization** or any **Insured Person**.

In no event, however, shall the **Insurer** exercise its rights of subrogation against an **Insured** under this policy unless Conduct Exclusion 1(a) or 1(b) applies with regard to such **Insured**.

4. RECOVERY OF LIMITS

In the event the **Insurer** recovers amounts it paid under this policy, the **Insurer** will reinstate the **Limits of Liability** of this policy to the extent of such recovery, less its costs incurred in administering and obtaining such recovery. The **Insurer** assumes no duty to seek a recovery of any amounts paid under this policy.

B. Cancellation

The **Named Entity** may cancel this policy at any time by mailing written prior notice to the **Insurer** or by surrender of this policy to the **Insurer** or its authorized agent. This policy may only be cancelled by or on behalf of the **Insurer** in the event of non-payment of premium by the **Named Entity**. In the event of non-payment of premium by the **Named Entity**, the **Insurer** may cancel this policy by delivering to the **Named Entity** or by mailing to the **Named Entity**, by registered, certified, or other first class mail, at the **Named Entity Address**, written notice stating when, not less than fifteen (15) days thereafter, the cancellation shall be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice. The **Policy Period** terminates at the date and hour specified in such notice, or at the date and time of surrender.

The **Insurer** shall have the right to the premium amount for the portion of the **Policy Period** during which the policy was in effect. If the **Named Entity** shall cancel this policy, the **Insurer** shall retain the *pro rata* proportion of the premium herein.

C. Notice and Authority

The **Named Entity** shall act on behalf of each and every **Insured** with respect to the giving of notice of a **Claim** or circumstance, the giving and receiving of notice of cancellation, the payment of premiums and the receiving of any return premiums that may become due under this policy, and the receipt and acceptance of any endorsements issued to form a part of this policy and the exercising or declining of any right to a **Discovery Period**; provided, however, that the foregoing shall not limit the ability of an **Organization** or **Insured** to provide notice of a **Claim** or circumstance in accordance with Clause 7. *Notice and Reporting*, or to elect discovery and pay the **Discovery Premium**.

D. Currency

All premiums, limits, retentions, **Loss** and other amounts under this policy are expressed and payable in the currency of the United States of America. If judgment is rendered, settlement is denominated or other elements of **Loss** are stated or incurred in a currency other than United States of America dollars, payment of covered **Loss** due under this policy (subject to the terms, conditions and limitations of this policy) will be made either in such other currency (at the option of the **Insurer** and if agreeable to the **Named Entity**) or, in United States of America dollars, at the rate of exchange published in The Wall Street Journal on the date the **Insurer's** obligation to pay such **Loss** is established (or if not published on such date the next publication date of The Wall Street Journal).



E. Spousal, Domestic Partner and Legal Representative Extension

If a **Claim** against an **Insured Person** includes a **Claim** against (1) the lawful spouse or legally recognized domestic partner of such **Insured Person**, or (2) a property interest of such spouse or domestic partner, and such **Claim** arises from any actual or alleged **Wrongful Act** of such **Insured Person**, then this policy shall pay covered **Loss** arising from the **Claim** made against such spouse or domestic partner or the property of such spouse or domestic partner to the extent that such **Loss** does not arise from a **Claim** for any actual or alleged act, error or omission of such spouse or domestic partner. This policy shall pay covered **Loss** arising from a **Claim** made against the estates, heirs, or legal representatives of any deceased **Insured Person**, and the legal representatives of any **Insured Person**, in the event of incompetence, insolvency or bankruptcy, who was an **Insured Person** at the time the **Wrongful Acts** upon which such **Claim** is based were alleged to have been committed.

F. Headings

The descriptions in the headings and the Guide of this policy are solely for convenience, and form no part of the terms and conditions of coverage.

G. Assignment

This policy and any and all rights hereunder are not assignable without the written consent of the **Insurer**.

H. Disputes

1. ALTERNATIVE DISPUTE RESOLUTION

ADR Options	All disputes or differences which may arise under or in connection with this policy, whether arising before or after termination of this policy, including any determination of the amount of **Loss**, shall be submitted to an alternative dispute resolution (ADR) process as provided in this clause. The **Named Entity** may elect the type of ADR process discussed below; provided, however, that absent a timely election, the **Insurer** may elect the type of ADR. In that case, the **Named Entity** shall have the right to reject the **Insurer's** choice of the type of ADR process at any time prior to its commencement, after which, the **Insured's** choice of ADR shall control.
Mediation	In the event of mediation, either party shall have the right to commence a judicial proceeding; provided, however, that no such judicial proceeding shall be commenced until the mediation shall have been terminated and at least ninety (90) days shall have elapsed from the date of the termination of the mediation.
Arbitration	In the event of arbitration, the decision of the arbitrator(s) shall be final, binding and provided to both parties, and the arbitration award shall not include attorney's fees or other costs.

108282 (3/11)   15



ADR Process	*Selection of Arbitrator(s) or Mediator*: The **Insurer** and the **Named Entity** shall mutually consent to: (a) in the case of arbitration, an odd number of arbitrators which shall constitute the arbitration panel, or (b) in the case of mediation, a single mediator. The arbitrator, arbitration panel members or mediator must be disinterested and have knowledge of the legal, corporate management, or insurance issues relevant to the matters in dispute. In the absence of agreement, the **Insurer** and the **Named Entity** each shall select one arbitrator, the two arbitrators shall select a third arbitrator, and the panel shall then determine applicable procedural rules.
	ADR Rules: In considering the construction or interpretation of the provisions of this policy, the mediator or arbitrator(s) must give due consideration to the general principles of the law of the **State of Formation** of the **Named Entity**. Each party shall share equally the expenses of the process elected. At the election of the **Named Entity**, either choice of ADR process shall be commenced in New York, New York; Atlanta, Georgia; Chicago, Illinois; Denver, Colorado; or in the state reflected in the **Named Entity Address**. The **Named Entity** shall act on behalf of each and every Insured under this *Alternative Dispute Resolution Clause*. In all other respects, the Insurer and the **Named Entity** shall mutually agree to the procedural rules for the mediation or arbitration. In the absence of such an agreement, after reasonable diligence, the arbitrator(s) or mediator shall specify commercially reasonable rules.

2. ACTION AGAINST INSURER

Except as provided in Clause 12.H.1. *Alternative Dispute Resolution*, no action shall lie against the **Insurer** unless, as a condition precedent thereto, there shall have been full compliance with all of the terms of this policy, or until the amount of the **Insured's** obligation to pay shall have been finally determined either by judgment against such **Insured** after actual trial or by written agreement of the **Insured**, the claimant and the **Insurer**.

Any **Insured** or the legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. No person or organization shall have any right under this policy to join the **Insurer** as a party to any action against any **Insured** or **Organization** to determine the **Insured's** liability, nor shall the **Insurer** be impleaded by any **Insured Person**, his or her spouse or legally recognized domestic partner, any **Organization** or any legal representative of the foregoing.

I. Conformance to Law

In the event that there is an inconsistency between: (1) any period of limitation in this policy relating to the giving of notice of cancellation or discovery/extended reporting election, and (2) the minimum or maximum period required by applicable law, where such law allows, the **Insurer** will resolve the inconsistency by applying the notice period that is more favorable to the **Insureds**. Otherwise, the notice period is hereby amended to the extent necessary to conform to applicable law.

Coverage under this policy shall not be provided to the extent prohibited by any law.



13. DEFINITIONS

Terms with **"Bold"** typeface are used in this policy with the meanings and values ascribed to them below and/or in the Declarations:

Advisory Board Member	means an individual serving on an advisory board, advisory committee, investment committee or similar board or committee of an **Organization**, which board or committee was created pursuant to such **Organization's** bylaws, charter, partnership or operating agreement or equivalent organizational or governance documents.
Application	means each and every signed application, any attachments to such application, other materials submitted therewith or incorporated therein, any public documents filed by or on behalf of an **Organization** with the SEC or similar foreign regulator during the 12 month period immediately preceding the inception of the **Policy Period** (including but not limited to an **Organization's** Form ADV), and any other documents submitted or written statements and representations made by an **Insured** in connection with the underwriting of this policy or the underwriting of any other managerial and/or professional (or equivalent) liability policy issued by the **Insurer**, or any of its affiliates, of which this policy is a renewal, replacement or which it succeeds in time.
Claim	means: (1) a written demand for monetary, non-monetary or injunctive relief, including, but not limited to, any demand for mediation, arbitration or any other alternative dispute resolution process; (2) a civil proceeding for monetary, non-monetary or injunctive relief which is commenced by service of a complaint or similar pleading; (3) a criminal proceeding which is commenced by the return of an indictment, information or similar document, or by an **Insured's** receipt of a letter stating that such **Insured** is the "target" of a grand jury investigation, within the meaning of Title 9, Section 11.151 of the United States Attorneys' Manual; (4) an administrative or regulatory proceeding against, or investigation of, an **Insured**, once commenced by receipt or filing of a notice of charges or similar document, entry of a formal order of investigation naming such **Insured**, or receipt of a written "Wells" notice or similar writing from an **Enforcement Body** identifying actual or alleged violations of securities or other laws by such **Insured**; (5) a **Derivative Demand**; or (6) an official request for **Extradition** of any **Insured Person** or the execution of a warrant for the arrest of an **Insured Person** where such execution is an element of **Extradition**.
Cleanup Costs	means expenses (including but not limited to legal and professional fees) incurred in testing for, monitoring, cleaning up, removing, containing, treating, neutralizing, detoxifying or assessing the effects of **Pollutants**.



Control	means:
	(1) owning interests representing more than 50% of the voting, appointment or designation power for the selection of a majority of the board of directors of a corporation, the members of the management board of a limited liability company, or the **General Partners** of a limited partnership;
	(2) having the right, pursuant to written contract or the by-laws, charter, operating agreement or similar documents of an entity, to elect, appoint or designate a majority of the board of directors of a corporation, the management board of a limited liability company, or the **General Partners** of a limited partnership; or
	(3) being the sole **General Partner** of an entity.
Controlling Shareholder	means a shareholder: (1) holding a five percent (5%) or more equity ownership interest in an **Organization** or a **Portfolio Entity**; or (2) controlling an **Organization** or a **Portfolio Entity** within the meaning of Section 15 of the Securities Act of 1933, Section 20(a) of the Securities Exchange Act of 1934, Section 48 of the Investment Company Act of 1940 or any similar law.
Crisis Firm	means any public relations firm, crisis management firm or law firm on the list of approved firms that is accessible through the online directory at http://www.aig.com/us/panelcounseldirectory under the "CrisisFund®" link. Any **"Crisis Firm"** may be hired by an **Executive** in response to a **Personal Reputation Crisis** without further approval by the **Insurer**.
Defense Costs	means reasonable and necessary fees, costs and expenses consented to by the **Insurer** (including experts' fees, document production fees, the cost of **E-Discovery Consultant Services** and premiums for any appeal bond, attachment bond or similar bond arising out of a covered judgment, but without any obligation to apply for or furnish any such bond) consented to by the **Insurer** and resulting solely from:
	(1) the investigation, adjustment, defense and/or appeal of a **Claim** against an **Insured**; or
	(2) an **Insured Person** lawfully: (a) opposing, challenging, resisting or defending against any request for any effort to obtain the **Extradition** of that **Insured Person**; or (b) appealing any order or other grant of **Extradition** of that **Insured Person**.
	Defense Costs shall not include:
	(1) **Derivative Investigation Costs**;
	(2) the compensation of any **Insured Person**; or
	(3) the cost of responding to or complying with any regulatory or internal supervision, inspection, compliance, review, examination, production or audit, including any request for mandatory information from a regulated entity, conducted in an **Enforcement Body's** normal review or compliance process.

18



Derivative Demand	means a written demand by any security holder of an **Organization** upon the board of directors (or equivalent management body) of such **Organization** to commence a civil action on behalf of the **Organization** against any **Executive** of the **Organization** for any actual or alleged wrongdoing on the part of such **Executive**.
Derivative Investigation	means, after receipt by any **Insured** of a **Claim** that is either a **Derivative Suit** or a **Derivative Demand**, any investigation conducted by the **Organization**, or on behalf of the **Organization** by its board of directors (or the equivalent management body) or any committee of the board of directors (or equivalent management body), as to how the **Organization** should respond.
Derivative Investigation Costs	means reasonable and necessary costs, charges, fees and expenses consented to by the **Insurer** and incurred by the **Organization**, or on behalf of the **Organization** by its board of directors (or the equivalent management body) or any committee of the board of directors (or equivalent management body), in connection with a **Derivative Investigation**. **Derivative Investigation Costs** shall not include the compensation of any **Insured Person**.
Derivative Suit	means a lawsuit purportedly brought derivatively on behalf of an **Organization** by a shareholder of such **Organization** against an **Executive** of the **Organization**, or, in the case of an **Organization** that is a limited partnership, against an entity **General Partner**.
Directed	means solicited, initiated, directed, managed, controlled or significantly assisted.
E-Discovery Consultant Services	means solely the following services performed by an **E-Consultant Firm**: (1) assisting the **Insured** with managing and minimizing the internal and external costs associated with the development, collection, storage, organization, cataloging, preservation and/or production of electronically stored information ("**E-Discovery**"); (2) assisting the **Insured** in developing or formulating an **E-Discovery** strategy which shall include interviewing qualified and cost effective **E-Discovery** vendors; (3) serving as project manager, advisor and/or consultant to the **Insured**, defense counsel and the **Insurer** in executing and monitoring the **E-Discovery** strategy; and (4) such other services provided by the **E-Consultant Firm** that the **Insured**, **Insurer** and **E-Consultant Firm** agree are reasonable and necessary given the circumstances of the **Claim**.



Employee	means any past, present or future (1) employee (other than an **Executive** of an **Organization** or a **Portfolio Entity**) whether such employee is in a supervisory, co-worker or subordinate position or otherwise, including any full-time, part-time, volunteer, seasonal and temporary employee, and (2) independent contractor or industry consultant, entrepreneur in residence or advisor to an **Organization**, but only if and to the extent that such **Organization** provides indemnification to such independent contractor or industry consultant, entrepreneur in residence or advisor pursuant to a written contract or agreement.
Enforcement Body	means: (1) any federal, state, local or foreign law enforcement authority or other governmental investigative authority (including, but not limited to, the U.S. Department of Justice, the U.S. Securities and Exchange Commission (SEC) and any attorney general), or (2) the enforcement unit of any securities or commodities exchange or other self-regulatory organization.
Executive	means any past, present or future duly elected or appointed: (1) director, partner, officer, principal, trustee, regent, governor, board observer, **Advisory Board Member** and natural person general partner, managing member or member or director of the board of managers (or equivalent positions); (2) with respect to any entity organized and operated in a **Foreign Jurisdiction**, person in a position that is equivalent to an executive position listed in (1) above, or a member of the senior most executive body (including, but not limited to, any member of a supervisory board); and (3) general counsel and risk manager (or equivalent position).
Extradition	means any formal process by which an **Insured Person** located in any country is surrendered to any other country for trial or otherwise to answer any criminal accusation.
Extradition Costs	means **Defense Costs** incurred by an **Insured** in lawfully opposing any effort to obtain the **Extradition** of an **Insured Person**.
Foreign Jurisdiction	means any jurisdiction, other than the United States of America or any of its territories or possessions.
Foreign Policy	means the standard investment adviser and/or fund managerial and professional liability policy (including all mandatory endorsements, if any) approved by the **Insurer** or any of its affiliates to be sold within a **Foreign Jurisdiction** that provides coverage substantially similar to the coverage afforded under this policy. If more than one such policy exists, then **"Foreign Policy"** means the standard basic policy form most recently offered for sale for comparable risks by the **Insurer** or any of its affiliates in that **Foreign Jurisdiction**. The term **"Foreign Policy"** shall not include any commercial general, pension trust liability or employment practices liability coverage.



Full Annual Premium	means the premium level in effect immediately prior to the end of the **Policy Period**.
Fund	means: (1) the **Named Entity**, if such entity is identified in the Declarations as a **Fund**; (2) any entity listed as a **Fund** by an endorsement attached to this policy; (3) any entity that qualifies as a **Fund** pursuant to Clause 10.C *Fund Additions*, of this policy; (4) any **Investment Vehicle**; (5) any **General Partner**; (6) any **Private Entity** that is formed by an **Organization** for the sole purpose of winding down or liquidating the operations of any **Fund**; and (7) in the event a bankruptcy proceeding shall be instituted by or against any of the foregoing entities, the debtor, debtor's estate or debtor-in-possession (or equivalent status outside the United States of America), if any; in each case including in such entity's capacity as a **Controlling Shareholder** or selling security holder of a **Portfolio Entity**.
General Partner	means any **Private Entity** authorized pursuant to a partnership, membership, or operating agreement to act as: (1) a general partner of a **Fund** organized as a limited partnership; or (2) a member or director of the board of managers, management board, or management committee of a **Fund** organized as a limited liability company; in each case solely while acting in such entity's capacity as such.
Independent Director	means any individual who is a director or trustee of a **Fund** and who is not an "Interested Person" within the meaning of Section 2(a)(19) of the Investment Company Act of 1940 (as amended).
Insured	means any: (1) **Insured Person**; or (2) **Organization**.
Insured Person	means: (1) with respect to *Investment Adviser Professional Liability Coverage* and *Investment Adviser Management Liability Coverage*, any **Executive** or **Employee** of an **Investment Adviser**; (2) with respect to *Fund Coverage*, any **Executive** or **Employee** of a **Fund**; and (3) with respect to *Outside Entity Executive Coverage* and *Indemnification of Insured Person Liability*, any **Outside Entity Executive**; in each case solely in his or her capacity as such.



Investment Adviser	means:
	(1) the **Named Entity**, if such entity is identified in the Declarations as an **Investment Adviser**;
	(2) any entity listed as an **Investment Adviser** by an endorsement attached to this policy;
	(3) any entity that qualifies as an **Investment Adviser** pursuant to Clause 10.B *Investment Adviser Additions*, of this policy;
	(4) any **Private Entity** (other than a **Portfolio Entity**) under **Management Control** on or before the inception of the **Policy Period** that is an investment adviser registered as such with the SEC pursuant to the Investment Advisers Act of 1940; and
	(5) in the event a bankruptcy proceeding shall be instituted by or against any of the foregoing entities, the debtor, debtor's estate or debtor-in-possession (or equivalent status outside the United States of America), if any;
	in each case including in such entity's capacity as a **Controlling Shareholder** or selling security holder of a **Portfolio Entity**.
Investment Advisory Services	means any of the following services by or on behalf of any **Investment Adviser** or **Insured Person** thereof:
	(1) financial, economic or investment advice or investment management services (including the selection and oversight of investment advisers and/or outside service providers) provided to others for consideration and pursuant to a written contract;
	(2) the organization, formation or capitalization of a **Fund** or prospective **Fund** and/or the solicitation or sale of any interest(s) in a **Fund** or prospective **Fund**; or
	(3) advisory, consulting, management, operational, financial, economic or administrative services provided to a **Portfolio Entity**, including advice as to the **Portfolio Entity's** capital structure, capitalization, sales of assets, stock issuance or contemplated financing.
Investment Vehicle	means any **Private Entity** under **Management Control** on or before the inception of the **Policy Period** whose sole purpose is holding or acquiring on behalf of one or more **Funds** debt or equity investments and/or interests in financial derivatives, either directly or indirectly through another **Investment Vehicle** (including any blocker, feeder or other entity that facilitates the transfer, collection or distribution of funds between or among any **Organization**, **Portfolio Entity** and/or investor in a **Fund**).
Loss	means damages, settlements, judgments (including pre/post-judgment interest on a covered judgment), **Defense Costs** and **Derivative Investigation Costs**. "Loss" (other than **Defense Costs**) shall not include and this policy shall not cover:
	(1) civil or criminal fines or penalties;
	(2) taxes;
	(3) any amounts for which an **Insured** is not financially liable or which are without legal recourse to an **Insured**;



	(4) obligations (express or implied) of any **Insured** to provide funds to a **Portfolio Entity** or potential **Portfolio Entity** by way of debt or equity investment; provided that this subparagraph (4) shall not apply to **Loss** constituting consequential damages resulting from any such funding obligations;
	(5) the return of any fee or charge for an **Insured's** service, including but not limited to, any fee or charge pursuant to a 12b-1 plan of distribution adopted by a **Fund** pursuant to Rule 12b-1;
	(6) non-monetary damages; and
	(7) matters which may be deemed uninsurable under the law pursuant to which this policy shall be construed.
	Notwithstanding the foregoing subparagraph (7), the Insurer shall not assert that, in any **Claim** alleging violations of Section 11, 12 or 15 of the Securities Act of 1933, as amended, the portion of any amounts incurred by **Insureds** which is attributable to such violations constitutes uninsurable loss, and shall treat that portion of all such settlements, judgments and **Defense Costs** as constituting **Loss** under this policy.
	Notwithstanding the foregoing paragraphs, **Loss** shall specifically include (subject to this policy's other terms, conditions and limitations, including, but not limited to the Conduct Exclusions): (a) civil penalties assessed against any **Insured Person** pursuant to Section 2(g)(2)(B) of the Foreign Corrupt Practices Act, 15 U.S.C. Sec. 78dd-2(g)(2)(B) or Section 11(1)(a) of the United Kingdom Bribery Act of 2010, Chapter 23; and (b) punitive, exemplary and multiplied damages imposed upon an **Insured**. Enforceability of this paragraph shall be governed by such applicable law that most favors coverage for such penalties and punitive, exemplary and multiplied damages.
	In the event of a **Claim** alleging that the price or consideration paid or proposed to be paid for the acquisition or completion of the acquisition of all or substantially all of the ownership interest in or assets of any entity is inadequate, **Loss** with respect to such **Claim** shall not include any amount of any judgment or settlement representing the amount by which such price or consideration is effectively increased; provided, however, that this paragraph shall not apply to **Defense Costs** or to any **Non-Indemnifiable Loss** in connection therewith.
	Loss shall also mean **UK Corporate Manslaughter Act Defense Costs**, provided that they arise out of a **Claim**.
Management Control	means **Control** by the **Named Entity**, either directly or indirectly through another **Organization**.
Non-Indemnifiable Loss	means **Loss** for which an **Organization** has neither indemnified nor is permitted or required to indemnify an **Insured Person** pursuant to law or contract or the charter, bylaws, operating agreement or similar documents of an **Organization**.
Not-For-Profit Entity	means any entity that is a not-for-profit entity under section 501(c)(3) of the Internal Revenue Code of 1986 (as amended).



Organization	means each: (1) **Investment Adviser**; and (2) **Fund**.
Outside Entity	means any: (1) **Not-For-Profit Entity**; (2) **Private Entity** that is or was a **Portfolio Entity**; or (3) entity listed as an **Outside Entity** in an endorsement attached to this policy.
Outside Entity Executive	means any **Executive** or **Employee** of an **Organization** who is, was, or will be acting as an **Executive** of an **Outside Entity** at the specific request or direction of such **Organization**. **Outside Entity Executive** also means any other person listed as such in an endorsement attached to this policy.
	In the event of a disagreement between the **Organization** and an **Outside Entity Executive** as to whether such **Outside Entity Executive** was acting as an **Executive** of an **Outside Entity** "at the specific request or direction of the **Organization**," it is hereby understood and agreed that this policy shall abide by the determination of the **Organization** on this issue and such determination shall be made by written notice to the **Insurer** within ninety (90) days after the **Claim** against such **Outside Entity Executive** is made. In the event no notice of any such determination is given to the **Insurer** within such period, this policy shall apply as if the **Organization** determined that such **Outside Entity Executive** was not acting at the **Organization's** specific request or direction.
Personal Reputation Crisis	means any negative statement that is included in any press release or published by any print or electronic media outlet regarding an **Executive** of an **Organization** made during the **Policy Period** by any individual authorized to speak on behalf of an **Enforcement Body**.
Personal Reputation Expenses	means reasonable and necessary fees, costs and expenses of a **Crisis Firm** retained within thirty (30) days of a **Personal Reputation Crisis** solely and exclusively by an **Executive** to mitigate the adverse effects specifically to such **Executive's** reputation from a **Personal Reputation Crisis**. "**Personal Reputation Expenses**" shall not include any fees, costs or expenses of any **Crisis Firm** incurred by an **Executive** if such **Crisis Firm** is also retained by or on behalf of an **Organization** in connection with the same events underlying the **Personal Reputation Crisis**.
Policy Period	means the period of time from the inception date shown in the Declarations to the earlier of the expiration date shown in the Declarations or the effective date of cancellation of this policy. The **Policy Period** incepts and expires as of 12:01 A.M. at the **Named Entity Address**. Upon effective cancellation of this policy, the expiration date above shall be deemed amended to reflect the effective date of cancellation.
Pollutants	means, but is not limited to, any solid, liquid, gaseous, biological, radiological or thermal irritant or contaminant, including smoke, vapor, dust, fibers, mold, spores, fungi, germs, soot, fumes, acids, alkalis, chemicals and waste. "Waste" includes, but is not limited to, materials to be recycled, reconditioned or reclaimed and nuclear materials.



Portfolio Entity	means any entity other than an **Investment Vehicle** in which one or more **Funds**, either directly or indirectly through one or more **Investment Vehicles**, maintains a debt or equity interest.
Private Entity	means any entity whose equity securities are not registered to and have not traded in a public market.
Related Claim	means a **Claim** alleging, arising out of, based upon or attributable to any facts or **Wrongful Acts** that are the same as or related to those that were alleged in another **Claim** made against an **Insured**.
Transaction	means: (1) the **Named Entity** consolidating with or merging into another entity such that the **Named Entity** is not the surviving entity, or selling all or substantially all of its assets to any other person or entity or group of persons or entities acting in concert; (2) any person or entity or group of persons or entities acting in concert acquiring **Control** of the **Named Entity**; or (3) the appointment by any **Enforcement Body** of, or where any **Enforcement Body** assumes the role of, a trustee, receiver, conservator, rehabilitator, liquidator or similar official to take control of, supervise or oversee the **Named Entity**, or to liquidate or sell all or substantially all of the assets of the **Named Entity**.
UK Corporate Manslaughter Act Defense Costs	means **Defense Costs** incurred by an **Insured Person** that result solely from the investigation, adjustment, defense and/or appeal of a **Claim** against an **Organization** for violation of the United Kingdom Corporate Manslaughter and Corporate Homicide Act of 2007 or any similar statute or other law in any jurisdiction.
Wrongful Act	means any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act.

ENDORSEMENT# *1*

This endorsement, effective *12:01 am   August 22, 2015*   forms a part of
policy number   *01-541-17-57*
issued to *VALLEY FORGE FUND, INC.*

by   *AIG Specialty Insurance Company*

PENNSYLVANIA AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" means the insurance company which issued this policy; and 2) "named Insured" and "Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page.

The following is added and supercedes any provision to the contrary:

Cancellation/Nonrenewal

Canceling a policy midterm is prohibited except if:

1)   A condition material to insurability has changed substantially;

2)   Loss of reinsurance or a substantial decrease in reinsurance has occurred;

3)   Material misrepresentation by the Insured;

4)   Policy was obtained through fraud;

5)   The Insured has failed to pay a premium when due;

6)   The Insured has requested cancellation;

7)   Material failure to comply with terms;

8)   Other reasons that the commissioner may approve.

Notice Requirements for Midterm Cancellation and Nonrenewal

Notice shall be mailed by registered or first class mail by the Insurer directly to the named Insured. Written notice will be forwarded directly to the named Insured at least sixty (60) days in advance of the termination date unless one or more of the following exists:

1)   The Insured has made a material misrepresentation which affects the insurability of the risk, in which case the prescribed written notice of cancellation shall be forwarded directly to the named Insured at least fifteen (15) days in advance of the effective date of termination.

2)   The Insured has failed to pay a premium when due, whether the premium is payable directly to the Insurer or its agents or indirectly under a premium finance plan or extension of credit, in which case the prescribed written notice of cancellation shall be forwarded directly to the named insured at least fifteen (15) days in advance of the effective date of termination.

3)   The policy was cancelled by the named Insured, in which case written notice of cancellation shall not be required and coverage shall be terminated on the date requested by the Insured. Nothing in these three sections shall restrict the Insurer's right to rescind an insurance policy ab initio upon discovery that

END 001

52165 (5/08)   Page 1 of 2

the policy was obtained through fraudulent statements, omissions or concealment of fact material to the acceptance of the risk or to the hazard assumed by the Insurer.

The notice shall be clearly labeled "Notice of Cancellation" or "Notice of Nonrenewal". A midterm cancellation or nonrenewal notice shall state the specific reasons for the cancellation or nonrenewal. The reasons shall identify the condition or loss experience which caused the midterm cancellation or nonrenewal. The notice shall provide sufficient information or data for the Insured to correct the deficiency.

A midterm cancellation or nonrenewal notice shall state that, at the Insured's request, the Insurer shall provide loss information to the Insured for at least three years or the period of time during which the Insurer has provided coverage to the Insured, whichever is less. Loss information on the Insured shall consist of the following:

1) Information on closed claims, including date and description of occurrence, and amount of payments, if any;

2) Information on open claims, including date and description of occurrence, amount of payment, if any, and amount of reserves, if any;

3) Information on notices of occurrence, including date and description of occurrence and amount of reserves, if any.

The Insured's written request for loss information must be made within ten (10) days of the Insured's receipt of the midterm cancellation or nonrenewal notice. The Insurer shall have thirty (30) days from the date of receipt of the Insured's written request to provide the requested information.

Notice of Increase in Premium

The Insurer shall provide not less than thirty (30) days notice to the Insured of an increase in renewal premium. The notice of renewal premium increase will be mailed or delivered to the Insured's last known address. If notice is mailed, it will be by registered or first class mail.

Return of Unearned Premium

Cancellation Initiated By Insurer - Unearned premium must be returned to the Insured not later than ten (10) business days after the effective date of termination.

Cancellation Initiated by Insured - Unearned premium must be returned to the Insured not later than thirty (30) days after the effective date of termination.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

(signature)

_____

AUTHORIZED REPRESENTATIVE

Or Countersignature (In states where applicable)

END 001

This endorsement, effective *12:01 am   August 22, 2015*   forms a part of policy number   *01-541-17-57*
issued to *VALLEY FORGE FUND, INC.*

by   *AIG Specialty Insurance Company*

COST OF CORRECTIONS COVERAGE EXTENSION

In consideration of the premium charged, and in reliance upon the statements in the **Application** made a part hereof, it is hereby understood and agreed that this policy shall provide COST OF CORRECTIONS coverage pursuant to the terms and conditions contained in this endorsement.

I.

All the terms, conditions and exclusions of the policy are hereby incorporated herein and shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in an endorsement(s) attached hereto.

II.

The COVERAGE SUMMARY set forth in the Declarations is amended by appending the following to the end of the listing:

Insuring Agreement		Covered*	Sublimit of Liability	Retention**	Continuity Date
COC.	Cost of Correction Coverage	Covered	$250,000	$100,000	August 22, 2012

III.

Clause 1. INSURING AGREEMENTS is amended as follows:

A.   The first paragraph is deleted in its entirety and replaced with the following:

Subject to all terms, conditions and limitations of this policy, all coverage granted for **Loss** under those Insuring Agreements designated as covered in the Declarations is provided solely with respect to (i) **Claims** first made against an **Insured** during the **Policy Period** or any applicable **Discovery Period**, and (ii) **Correction Events** first occurring during the **Policy Period**, in each such event, reported to the **Insurer** as required by this policy. This policy shall pay as follows:

END 002

108960 (6/11)   1

B.   The following coverage is added to the end thereof:

   COC. Cost of Corrections Coverage
       Correction Costs of an **Insured** arising from a **Correction Event** that an
       Insured chooses to correct.

IV.

Solely with regard to the coverage as is provided by this endorsement, Clause 13.
DEFINITIONS is amended as follows:

A.   The following definitions are added:

Correction Costs	means reasonable and necessary costs and expenses resulting solely from a **Correction Event**.
Correction Event	means a **Wrongful Act** by an **Insured** in the rendering of or failure to render **Investment Advisory Services** or services relating to the management and/or operation of a **Fund**, provided that
	(1) such **Wrongful Act** arose in the ordinary course of an **Insured's** operations and, if not corrected, would directly result in damage to a customer or client of the **Insured** or, if the customer or client is a **Fund**, would directly result in damage to the shareholders of the **Fund**; and
	(2) in the absence of any correction, a **Claim** alleging such **Wrongful Act** would have constituted a covered **Claim** under this policy.

B.   The Definition of **"Insured Person"** is amended to include the following to the end
     thereof:

Insured Person	means with respect to *Cost of Corrections Coverage*, any **Executive** or **Employee** of an **Investment Adviser** or a **Fund**.

C.   The Definition of **"Loss"** is amended to include the following to the end thereof:

> Notwithstanding any of the foregoing, **Loss** shall include **Correction Costs**.

V.

Solely with regard to the coverage as is provided by this endorsement, it is hereby
understood and agreed that Clause 4. EXCLUSIONS is amended by deleting paragraph B.
Severability, in its entirety and replacing it with the following:

   B. Exclusions Applicable Solely to Cost of Corrections Coverage

       The **Insurer** shall not be liable to pay any **Correction Costs** in connection with any:

END 002

(1) **Wrongful Act** for which an **Insured** would not be liable pursuant to any contractual provision defining the scope of such **Insured's** liability or providing protection from liability including, without limitation, any applicable exculpatory provision;

(2) wire or electronic transfer of funds initiated at any location not owned or operated by an **Investment Adviser** or a **Fund**;

(3) contractual obligation to a customer or client of an **Insured**, guaranteeing any rate of return or the fulfillment of any minimum performance standards;

(4) diminution in value of money, securities, property or any other item of value, unless caused by a **Wrongful Act** of any **Insured** under this policy in the execution or implementation of investment advice or any investment decision; or

(5) loss of money, securities or other property in the custody or control of an **Insured**.

VI.

Clause 5. RETENTION is amended by appending the following to the end thereof:

Notwithstanding the foregoing, for each **Correction Event**, the **Insurer** shall only be liable for the amount of covered **Loss** arising from such **Correction Event** which is in excess of the applicable Retention set forth on the Declarations or in any endorsement to this policy. Amounts within the Retention shall remain uninsured. A single Retention shall apply to **Loss** arising from all **Correction Event(s)** that are the same, related or continuous, or **Correction Event(s)** that arise from a common nucleus of facts.

VII.

Clause 7. NOTICE AND REPORTING is amended as follows:

A. The first paragraph is deleted in its entirety and replaced with the following:

Except for notice of **Correction Events**, notice hereunder shall be given in writing to the **Insurer** at the **Claims Address** indicated in the Declarations. If mailed or transmitted by electronic mail, the date of such mailing or transmission shall constitute the date that such notice was given and proof of mailing or transmission shall be sufficient proof of notice.

B. The following is appended to the end thereof:

(d) In the event of notice of a **Correction Event** under this policy, the giving of notice by an **Insured** of a **Correction Event** shall be deemed to be notice of a **Claim** made against an **Insured** at the time notice of the **Correction Event** is given to the **Insurer**.

VIII.

Clause 8. DISCOVERY, shall not apply to *Cost of Corrections Coverage.*

END 002

IX.

The following Clause is added to the policy:

14. **NOTICE/PROOF OF LOSS APPLICABLE TO COST OF CORRECTIONS**

As a condition precedent to the coverage provided under the *Cost of Correction Coverage* Insuring Agreement, the **Insured** shall: (a) as soon as practicable, but no later than three (3) business days after an **Insured** first becomes aware of the **Correction Event**, provide notice of the potential loss via electronic mail ("**E-mail**") to costofcorrections@AIG.com; and (b) provide a sworn proof of loss   ("**Proof of Loss**") setting forth all the circumstances of the loss and explaining why the **Insured** believes it is entitled to coverage under this policy. The **Proof of Loss** shall be given in writing to the addressee and at the **Claims Address**.   At the request of the **Insurer**, an **Insured** shall make all **Insured Persons** available for interview by the **Insurer** in connection with the submission of the **Proof of Loss**. The date of the **E-mail** shall constitute the date that the notice of **Correction Event** was given to the **Insurer**.

X.

Clause 12. **GENERAL TERMS AND CONDITIONS**, is amended as follows:

A. Paragraph A.3. *SUBROGATION*, is amended by appending the following to the end thereof:

The **Insurer** shall have a direct contractual right under the policy to recover **Correction Costs** paid under the policy from each and every **Insured**, severally and according to their respective interests, in the event and to the extent that such **Insureds** shall not be entitled under this policy to payment of such **Correction Costs**.

B. Paragraph C, *Notice and Authority*, is deleted in its entirety and replaced with the following:

C. Notice and Authority

The **Named Entity** shall act on behalf of each and every **Insured** with respect to the giving of notice of a **Claim**, circumstance or **Correction Event**, the giving and receiving of notice of cancellation, the payment of premiums and the receiving of any return premiums that may become due under this policy, and the receipt and acceptance of any endorsements issued to form a part of this policy and the exercising or declining of any right to a **Discovery Period**; provided, however, that the foregoing shall not limit the ability of an **Organization** or **Insured** to provide notice of a **Claim**, circumstance or **Correction Event** in accordance with Clause 7. **NOTICE AND REPORTING** or Clause 14. **NOTICE/PROOF OF LOSS APPLICABLE TO**

END 002

COST OF CORRECTIONS, or to elect discovery and pay the **Discovery Premium**.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____

AUTHORIZED REPRESENTATIVE

Or Countersignature (In states where applicable)

END 002

This endorsement, effective *12:01 am   August 22, 2015*   forms a part of
policy number   *01-541-17-57*
issued to *VALLEY FORGE FUND, INC.*

by   *AIG Specialty Insurance Company*

NUCLEAR ENERGY LIABILITY EXCLUSION

In consideration of the premium charged, it is hereby understood and agreed that the Insurer shall not be liable to make any payment for **Loss** in connection with any **Claim**:

A. alleging, arising out of, based upon, attributable to, or in any way involving, directly or indirectly, the **Hazardous Properties** of **Nuclear Material**, including but not limited to:

   (1) **Nuclear Material** located at any **Nuclear Facility** owned by, or operated by or on behalf of, the **Organization**, or discharged or dispersed therefrom;

   (2) **Nuclear Material** contained in spent fuel or waste which was or is at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of the **Organization**;

   (3) the furnishing by an Insured or the **Organization** of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any **Nuclear Facility**; or

   (4) **Claims** for damage or other injury to the **Organization** or its shareholders which allege, arise from, are based upon, are attributed to or in any way involve, directly or indirectly, the **Hazardous Properties of Nuclear Material**; or

B. (1) which is insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability underwriters, or Nuclear Insurance Association of Canada, or would be insured under any such policy but for its termination or exhaustion of its limit of liability; or

   (2) with respect to which: (a) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (b) the **Insured** is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

As used in this endorsement:

"Hazardous Properties" include radioactive, toxic or explosive properties.

END 003

108310 (3/11)   1

"Nuclear facility " means:

(a) any nuclear reactor;

(b) any equipment or device designed or used for:
   (1) separating the isotopes of uranium or plutonium,
   (2) processing or utilizing spent fuel, or
   (3) handling, processing or packaging wastes;

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the Insured at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235; and

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations.

"Nuclear Material " means source material, special nuclear material or byproduct material.

"Nuclear Reactor " means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material.

"Source Material," **"Special Nuclear Material**," and **"Byproduct Material"** have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

"Spent Fuel" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor.

"Waste" means any waste material (1) containing by product material and (2) resulting from the operation by any person or organization of any **Nuclear Facility** included within the definition of nuclear facility under paragraph (a) or (b) thereof.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE
Or Countersignature (In states where applicable)

END 003

<u>ENDORSEMENT#</u> *4*

This endorsement, effective *12:01 am*   *August 22, 2015*   forms a part of
policy number   *01-541-17-57*
issued to *VALLEY FORGE FUND, INC.*

by   *AIG Specialty Insurance Company*

SERVICE OF SUIT CLAUSE ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that, in the event of failure of the **Insurer** to pay any amount claimed to be due under this policy, the **Insurer**, at the request of the **Insured**, will submit to the jurisdiction of a court of competent jurisdiction within the United States. Nothing in this endorsement constitutes, or should be understood to constitute, a waiver of the **Insurer's** rights to commence an action in any court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States. It is further agreed that service of process in such suit may be made upon General Counsel, Legal Department at the **Insurer Address**, or his or her representative, and that in any suit instituted against the **Insurer** upon this contract, the **Insurer** will abide by the final decision of such court or of any appellate court in the event of any appeal. Further, pursuant to any statute of any state, territory, or district of the United States which makes provision therefor, the **Insurer** hereby designates the Superintendent, Commissioner, or Director of Insurance, or other officer specified for that purpose in the statute, or his or her successor or successors in office as its true and lawful attorney upon whom may be served any lawful process in any action, suit, or proceeding instituted by or on behalf of the **Insured** or any beneficiary hereunder arising out of this contract of insurance, and hereby designates the above-named General Counsel as the person to whom the said officer is authorized to mail such process or a true copy thereof

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE
Or Countersignature (In states where applicable)

END 004

108323 (3/11)   1

This endorsement, effective *12:01 am   August 22, 2015*   forms a part of
policy number *01-541-17-57*
issued to   *VALLEY FORGE FUND, INC.*

by   *AIG Specialty Insurance Company*

LIFTMAN EDGE AMENDATORY ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1. In Clause 4.A.(1) *Conduct Exclusion* is deleted in its entirety and replaced with the following:

    (1) *Conduct*   arising out of, based upon or attributable to any:

        (a) remuneration, profit or other financial advantage to which the **Insured** was not legally entitled; or

        (b) deliberate criminal or deliberate fraudulent act or omission, or any intentional or knowing violation of the law by the **Insured**;

        if established by any final, non-appealable adjudication in any underlying proceeding;

        provided, however:

        (i) Conduct Exclusion (a), above, shall not apply in a **Claim** alleging violations of Section 11, 12 or 15 of the Securities Act of 1933, as amended, to the portion of any **Loss** attributable to such violations; and

        (ii) with respect to Conduct Exclusion (b), for acts or omissions which are treated as a criminal violation in a **Foreign Jurisdiction** that are not treated as a criminal violation in the United States of America, the imposition of a criminal fine or other criminal sanction in such **Foreign Jurisdiction** will not, by itself, be conclusive proof that a deliberate criminal or deliberate fraudulent act occurred;

2. In Clause 4.A. *Exclusions*, paragraph (8) is amended by deleting subparagraph (vii)(3) in its entirety and replacing it with the following:

    (3) if such **Executive** is engaging in any protected activity specified in 18 U.S.C. 1514A(a) ("whistleblower" protection pursuant to the Sarbanes-Oxley Act of 2002) or any protected activity specified in any other "whistleblower" protection pursuant to any similar state, local or foreign securities laws; or

This endorsement, effective *12:01 am   August 22, 2015*   forms a part of
policy number   *01-541-17-57*
issued to   *VALLEY FORGE FUND, INC.*

by   *AIG Specialty Insurance Company*

3. In Clause 4.A. *Exclusions*, paragraph (11) is deleted in its entirety and replaced with
    the following:

    (11)   *Insider Trading*   for any actual or alleged use by any **Insured** of, or the aiding or
                               abetting by any **Insured** in the use of, or participating after the
                               fact by any **Insured** in the use of non-public information in a
                               manner prohibited by the laws of the United States, including,
                               but not limited to, the Insider Trading and Securities Fraud
                               Enforcement Act of 1988 (as amended), Section 10(b) of the
                               Securities Exchange Act of 1934 (as amended) and Rule 10b-5
                               thereunder, any state, commonwealth, territory or subdivision
                               thereof, or the laws of any other jurisdiction, or any rules or
                               regulations promulgated under any of the foregoing, if any final
                               non-appealable adjudication in any underlying proceeding
                               establishes the use of such non-public information in a manner
                               prohibited by the laws of the United States;

4. In Clause 13. Definitions*, the definition of " **Application"** is deleted in its entirety and
    replaced with the following:

This endorsement, effective *12:01 am   August 22, 2015*   forms a part of
policy number *01-541-17-57*
issued to   *VALLEY FORGE FUND, INC.*

by   *AIG Specialty Insurance Company*

Application   means:

> (1) the written statements and representations made by an **Insured** and provided to the **Insurer** during the negotiation of this policy, or contained in any application or other materials or information provided to the **Insurer** in connection with the underwriting of this policy;

> (2) all warranties executed by or on behalf of an **Insured** and provided to the **Insurer** in connection with the underwriting of this policy or the underwriting of any other directors and officers or professional errors and omissions (or equivalent) liability policy issued by the **Insurer**, or any of its affiliates, of which this policy is a renewal or replacement; and

> (3) any public documents filed by or on behalf of an **Organization** with the SEC or similar foreign regulator during the 12 month period immediately preceding the inception of the **Policy Period** (including but not limited to an **Organization's** Form ADV)

5. In Clause 13. Definitions, the definition of **"Claim"** is amended to include the receipt by an **Insured** of any written request to toll a period or statute of limitations which may be applicable to any **Claim** that may be made for any **Wrongful Act** of any **Insured**.

This endorsement, effective *12:01 am   August 22, 2015*   forms a part of policy number *01-541-17-57*
issued to   *VALLEY FORGE FUND, INC.*

by   *AIG Specialty Insurance Company*

6. In Clause 13. Definitions*,* the definition of **"Executive"** is deleted in its entirety and replaced with the following:

   Executive   means any past, present or future duly elected or appointed:

   (1) director, partner, officer, principal, trustee, regent, governor, board observer, **Advisory Board Member** and natural person general partner, managing member or member or director of the board of managers (or equivalent positions);

   (2) with respect to any entity organized and operated in a **Foreign Jurisdiction**, person in a position that is equivalent to an executive position listed in (1) above, or a member of the senior most executive body (including, but not limited to, any member of a supervisory board); and

   (3) general counsel, chief compliance officer, chief operating officer and risk manager (or equivalent position)

7. Clause 12.E. *Spousal, Domestic Partner And Legal Representative Extension* is deleted in its entirety and replaced with the following:

   E. Spousal, Domestic Partner And Legal Representative Extension

   If a **Claim** against an **Insured Person** includes a **Claim** against (1) the lawful spouse or legally recognized domestic partner of such **Insured Person**, or (2) a property interest of such spouse or domestic partner, and such **Claim** arises from any actual or alleged **Wrongful Act** of such **Insured Person**, then this policy shall pay covered **Loss** arising from the **Claim** made against such spouse or domestic partner or the property of such spouse or domestic partner to the extent that such **Loss** does not arise from a **Claim** for any actual or alleged act, error or omission of such spouse or domestic partner. This policy shall pay covered **Loss** arising from a **Claim** made against the estates, heirs, or legal representatives of any deceased **Insured Person**, or any **Claim** against a trust or estate planning vehicle of an **Insured Person**, and the legal representatives of any **Insured Person**, in the event of incompetence,

This endorsement, effective *12:01 am*   *August 22, 2015*   forms a part of
policy number *01-541-17-57*
issued to   *VALLEY FORGE FUND, INC.*

by   *AIG Specialty Insurance Company*

insolvency or bankruptcy, who was an **Insured Person** at the time the **Wrongful Acts** upon which such **Claim** is based were alleged to have been committed.

8. Clause 2. EXTENSIONS is amended by appending the following to the end thereof:

   D. Executive Protection Suite
   Loss shall also mean the following items, provided that they arise out of a **Claim**:

   (1)   SOX 304 Costs; and

   (2)   Dodd-Frank 954 Costs.

9. Clause 13. DEFINITIONS is amended to include the following:

Dodd-Frank 954 Costs	means the reasonable and necessary fees, costs and expenses consented to by the **Insurer** (including the premium or origination fee for a loan or bond) and incurred by an **Executive** solely to facilitate the return of amounts required to be repaid by such **Executive** pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. **Dodd-Frank 954 Costs** do not include the payment, return, reimbursement, disgorgement or restitution of any such amounts requested or required to be repaid by such **Insured Person** pursuant to Section 954.
SOX 304 Costs	means the reasonable and necessary fees, costs and expenses consented to by the **Insurer** (including the premium or origination fee for a loan or bond) and incurred by the chief executive officer or chief financial officer of the **Named Entity** solely to facilitate the return of amounts required to be repaid by such Executive pursuant to Section 304(a) of the Sarbanes-Oxley Act of 2002. " **SOX 304 Costs**" do not include the payment, return, reimbursement, disgorgement or restitution of any such amounts requested or required to be repaid by such **Executive** pursuant to Section 304(a).

10. Clause 12.H.1. *ALTERNATIVE DISPUTE RESOLUTION* is amended by deleting the paragraph entitled *Mediation* in its entirety and replacing it with the following:

This endorsement, effective *12:01 am   August 22, 2015*   forms a part of
policy number *01-541-17-57*
issued to   *VALLEY FORGE FUND, INC.*

by   *AIG Specialty Insurance Company*

Mediation	In the event of mediation, either party shall have the right to commence a judicial proceeding; provided, however, that no such judicial proceeding shall be commenced until the mediation shall have been terminated and at least sixty (60) days shall have elapsed from the date of the termination of the mediation.

11. Clause 4.A. *Exclusions*, paragraph (3) is deleted in its entirety and replaced with the following:

(3)	*Personal Injury*	for emotional distress or mental anguish of any person, or for injury from libel, slander, defamation or disparagement, or a violation of a person's right of privacy; provided, however, this exclusion shall not apply to any **Claim** brought by a customer or client of an **Investment Adviser** for emotional distress, mental anguish, libel, slander, defamation, or disparagement arising solely from the performance of or failure to perform **Investment Advisory Services**;

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN THE SAME

AUTHORIZED REPRESENTATIVE
Or Countersignature (In states where applicable)

TBD (03/13)   ***END 5***

ENDORSEMENT# *6*

This endorsement, effective at *12:01 am   August 22, 2015*   forms a part of
Policy No. *01-541-17-57*
Issued to: *VALLEY FORGE FUND, INC.*

By: *AIG Specialty Insurance Company*

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

_____
AUTHORIZED REPRESENTATIVE
Or Countersignature (In states where applicable)

END 006

89644 (6/13)   Page 1 of 1

This endorsement, effective *12:01 am   August 22, 2015*   forms a part of
policy number   *01-541-17-57*
issued to *VALLEY FORGE FUND, INC.*

by   *AIG Specialty Insurance Company*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
108279	03/11	IMI EDGE ASIC DEC
96555	01/15	TRIA DEC DISCLOSURE FORM
108282	03/11	INVESTMENT MANAGEMENT INSURANCE EDGE POLICY
52165	05/08	PENNSYLVANIA AMENDATORY ENDORSEMENT CANCELLATION/NONRENEWAL
108960	06/11	COST OF CORRECTIONS COVERAGE ENDORSEMENT
108310	03/11	NUCLEAR ENERGY LIABILITY EXCLUSION
108323	03/11	SERVICE OF SUIT CLAUSE ENDORSEMENT
TBD	03/13	LIFTMAN EDGE AMENDATORY ENDORSEMENT
89644	06/13	ECONOMIC SANCTIONS ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE
Or Countersignature (In states where applicable)

END 007



CLAIM REPORTING FORM

Issuing Company: *AIG Specialty Insurance Company*

Reported under Policy/Bond Number: *01-541-17-57*   Date: _____

Type of Coverage: D&O ——— E&O ——— Fidelity ——— (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

VALLEY FORGE FUND, INC.

Contact Person: _____

Title: _____

Phone: _(_____)_____-_____Ext_____

eMail: _____ @ _____

Case or Claimant Name: _____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

Insurance Broker/Agent: *THEODORE LIFTMAN INSURANCE, INC*

Address: *101 FEDERAL STREET, BOSTON, MA 02110-3099*

Address: _____

Contact: *Mark Liftman*   Phone: _____

eMail: *mark@liftman.com*

Send Notice of Claims to: AIG   Phone: (888) 602-5246
                              Financial Lines Claims   Fax: (866) 227-1750
                              P.O. Box 25947   Email: c-Claim@AIG.com
                              Shawnee Mission, KS 66225



CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL
(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *AIG Specialty Insurance Company*

Reported under Policy/Bond Number: *01-541-17-57*

Date of Discovery: ——————————— Estimated Amount of loss: ———————————

Cause of Loss:

Employee Dishonesty	_____	Computer Fraud	_____
Funds Transfer	_____	Robbery/Burglary	_____
ID Theft	_____	Forgery	_____
Client Property	_____	In Transit	_____
ERISA	_____	Credit Card Forgery	_____
Other	_____	if Other, describe:	_____

Send Notice Of Claims To: AIG   Phone: (888) 602-5246
Financial Lines Claims   Fax: (866) 227-1750
P.O. Box 25947   Email: c-Claim@AIG.com
Shawnee Mission, KS 66225

centralized Customer Link and Information Management